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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X _ Form 40-F __

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes        No   X
                                 -----     -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:


     Exhibit 99.1: a fair disclosure on the Company's increase in service charges, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on July 23, 2003;

     Exhibit 99.2: a fair disclosure on the Company's earnings for the second quarter of 2003, filed with KOSDAQ on July 24, 2003; and

     Exhibit 99.3: a corporate disclosure on the exclusion of one of the Company's affiliated companies from its affiliated group, filed with KOSDAQ and the Financial Supervisory Commission of Korea on July 24, 2003.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  HANARO TELECOM, INC.



Date: July 25, 2003               By:  /s/ Kyu June Hwang
                                  ----------------------------------------
                                      Name: Kyu June Hwang
                                      Title: Managing Director


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                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure on the Company's increase in service
                  charges, filed with the Korea Securities Dealers Association
                  Automated Quotation Market ("KOSDAQ") on July 23, 2003.

99.2: a fair disclosure on the Company's earnings for the second quarter of 2003, filed with KOSDAQ on July 24, 2003.

99.3: a corporate disclosure on the exclusion of one of the Company's affiliated companies from its affiliated group, filed with KOSDAQ and the Financial Supervisory Commission of Korea on July 24, 2003.